PROSPECTUS	Pricing Supplement No. 4380
March 29, 2006	Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT	Dated June 5May 310, 2006
March 29, 2006	Registration Statement
No. 333-132807TDB

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Fixed Rate Notes)
Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date/Pricing Effective Time:	June 5May 31, 2006
Settlement Date (Original Issue Date):	June 95, 2006

Maturity Date:	June 95, 2014
Principal Amount:	US$500,000,000.00
Price to Public (Issue Price):	99.892%
Agents Commission:	0.37TBD%
All-in Price:	99.522%
Accrued Interest:	$0.00
Treasury Benchmark:	5.125% due May 15, 2016
Treasury Yield:	5.007%
Spread to Treasury Benchmark:	Plus 66[Plus 67 basis points (Area)]
Re-offer Yield:	5.667%

Net Proceeds to Issuer:	US$497,610,000
Interest Rate Per Annum:	5.65%
Interest Payment Dates:	Semi-Annually on June 95 and December 9 of each year, commencing December 95, 2006 and ending on the Maturity Date.
Day Count Convention:	30/360

Pricing Supplement No. 4380
Page 2
Filed Pursuant to Rule 424(b)(3)
Dated June 5 May 310, 2006
Registration Statement
No. 333-132807TBD

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Call Dates (if any):	N/A
Call Notice Period:	N/A
Put Dates (if any):	N/A
Put Notice Period:	N/A
CUSIP:	36962GX41
ISIN:	US 36962GX41 2
Common Code:	025755464

Additional Information:

Plan of Distribution:

The Notes are being purchased by Morgan Stanley & Co. Incorporated ("the Underwriter"), as principal, at the Issue Price of 99xx.892xx% of the aggregate principal amount less an underwriting discount equal to 0.37xxx% of the principal amount of the Notes.

The Notes are being purchased by the following financial institutions in their respective amounts (collectively, the "Underwriters"), as principal, at TBD% of the aggregate principal amount less an underwriting discount equal to 0.XXX% of the principal amount of the Notes.
Institution Lead Manager:	Commitment
Morgan Stanley & Co., Incorporated	$500,000,000

Total	$500,000,000

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Information:

At March 31, 2006, the Company had outstanding indebtedness totaling $359.920 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at March 31, 2006, excluding subordinated notes payable after one year, was equal to $357.254 billion.

Pricing Supplement No. 4380
Page 3
Filed Pursuant to Rule 424(b)(3)
Dated June 5May 310, 2006
Registration Statement
No. 333-132807TBD

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
Year Ended December 31,					Three Months ended March 31,
2001	2002	2003	2004	2005	2006

1.56	1.62	1.71	1.82	1.66	1.63

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.